Exhibit B

Transaction History

Moab L.P. transactions in the Shares since the Reporting Persons first acquired beneficial ownership of the Issuer’s Common Stock on December 5, 2014.

Trade Date	Number of Shares Purchased (Sold)	Price Per Share (Excluding Commission)
12/5/2014	1,100	6.83
12/8/2014	1,200	7.20
12/8/2014	1,550	6.06